File No. 333-155394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM S-3/A
PRE-EFFECTIVE AMENDMENT NO. 1
TO
REGISTRATION STATEMENT
Under the Securities Act of 1933
EZCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware	74-2540145
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
1901 CAPITAL PARKWAY
AUSTIN, TEXAS 78746
(512) 314-3400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Connie Kondik	Copies to:
General Counsel EZCORP, Inc. 1901 Capital Parkway Austin, Texas 78746 Telephone: (512) 314-3400 Facsimile: (512) 314-3463	Lee Polson Strasburger & Price, LLP 600 Congress Avenue, Suite 1600 Austin, Texas 78701 Telephone: (512)-499-3600 Facsimile: (512) 499-3660
Name, address, including zip code, and telephone number, including area code, of agent for service
Approximate dates of commencement of proposed sale to public: From time to time after this registration statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where an offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 3, 2008
PROSPECTUS
EZCORP, INC.
$17,250,000
1,116,505 Shares of Class A Non-Voting Common Stock
This prospectus relates to the sale of 1,116,505 shares of Class A Non-voting Common Stock of EZCORP, Inc., a Delaware corporation, that may be offered and sold from time to time by the selling stockholder. The number of shares to be sold was determined by dividing $17,250,000 by the closing price per share of our Class A Non-voting Common Stock on the NASDAQ Global Select Market on November 12, 2008, the day prior to closing of an asset purchase agreement pursuant to which the shares were issued to the selling stockholder. The selling stockholder received the Class A Non-voting Common Stock in a transaction that provided for EZCORP to purchase certain assets and assume certain liabilities. See Section 4, The Asset Purchase and Asset Purchase Agreement, page 2, for a description of the transaction.
The registration of the shares does not necessarily mean that any of the shares will be offered or sold by the selling stockholder. EZCORP will receive no proceeds of any sale of shares but will incur expenses in connection with the registration of these shares.
EZCORP’s Class A Non-voting Common Stock is listed on the NASDAQ Global Select Market under the symbol “EZPW.” On December 2, 2008, the closing sale price of the Class A Non-voting Common Stock was $16.18 per share.
See Risk Factors beginning on page 5 of this prospectus for a description of risk factors that should be considered by purchasers of our Class A Non-voting Common Stock.
These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is December 3, 2008

EZCORP, INC.
1901 Capital Parkway
Austin, Texas 78746
(512) 314-3400
1. ABOUT THIS PROSPECTUS
The following summary highlights information contained in this prospectus or incorporated by reference. While we have included what we believe to be the most important information about us and this offering, the following summary may not contain all the information that may be important to you. For a complete understanding of our business, the asset purchase and this offering, you should read this entire prospectus carefully and the information to which we refer you and the information incorporated into this prospectus by reference. Unless the context requires otherwise, in this prospectus the terms “EZCORP,” “we,” “us” and “our” refer to EZCORP, Inc., a Delaware corporation. The selling stockholder is described in Section 9, Selling Stockholder, page 23.
2. SUMMARY
On November 13, 2008, we purchased certain assets and assumed certain liabilities related to eleven pawn shops in Nevada from several selling entities controlled by the selling shareholder, pursuant to an asset purchase agreement, as amended and restated on October 24, 2008. Under the asset purchase agreement, we paid total consideration of approximately $34.26 million, excluding cash acquired, comprised of cash and shares of our Class A Non-voting Common Stock (the “EZCORP Shares”) to the selling stockholder, who is an accredited investor, in a privately negotiated transaction under Regulation D of the Securities and Exchange Commission (“SEC”). The value of the EZCORP Shares that were issued in the asset purchase equaled $17.25 million based on the closing price of our stock on the NASDAQ Global Select Market on the day prior to the closing of the asset purchase agreement. Based on the closing price of our stock of $15.45 per share on November 12, 2008, we issued 1,116,505 EZCORP Shares as the stock component of the purchase price. The remaining $17.01 million was paid in cash as described in Section 4, The Asset Purchase and the Asset Purchase Agreement, page 2.
We have agreed to register the EZCORP Shares with the SEC for resale by the selling stockholder. This prospectus describes the asset purchase and the proposed resale by the selling stockholder.
Prior to the asset purchase, we owned and operated four pawn stores in Nevada. The addition of the eleven stores acquired in the purchase will compliment our existing pawn business in Nevada.
3. EZCORP
We lend or provide credit services to individuals who do not have cash resources or access to credit to meet their short-term cash needs. Our services include pawn loans and short-term non-collateralized loans, often called payday loans or fee-based credit services to customers seeking loans. The pawn loans are non-recourse loans collateralized by tangible personal property. We also sell merchandise, primarily collateral forfeited from our pawn lending operations, to customers looking for good value. Our business, operations and financial information are described in detail in our annual report on Form 10-K, quarterly reports on Form 10-Q and other reports, which are incorporated by reference into this prospectus. The asset purchase agreement is filed with the SEC as Exhibit 2.1 to the registration statement that contains this prospectus.
Our principal executive offices are located at 1901 Capital Parkway, Austin, Texas 78746. Our telephone number is (512) 314-3400.
4. THE ASSET PURCHASE AND ASSET PURCHASE AGREEMENT
On September 4, 2008, we agreed to purchase certain assets and assume certain liabilities of eleven pawn shops, a payday loan business and an auto title loan business. We entered an amended and restated asset purchase agreement on October 24, 2008. The assets and liabilities are held in the name of the following entities, which we sometimes call the “Sellers”:

Pawn Plus 1, LLC Pawn Plus 2, LLC Pawn Plus 3, LLC Pawn Plus 4, LLC Pawn Plus 5, LLC Pawn Plus 6, LLC Pawn Plus 7, LLC Pawn Plus 8, LLC ASAP Pawn, LLC Crag A. McCall, Inc. The Pawn Place, Inc.
Craig A. McCall owns and controls all of the Sellers either directly or indirectly through a family trust of which he and his wife are trustees. All of the Sellers are formed under Nevada law. Under the asset purchase agreement, the Sellers and Mr. McCall collectively received consideration of approximately $34.26 million, after deducting cash acquired, consisting of $17.01 million of cash, and EZCORP Shares valued at $17.25 million, determined by reference to the quoted price of our shares on the NASDAQ Global Select Market on the day prior to the closing of the asset purchase agreement. Mr. McCall is the selling shareholder of the EZCORP Shares identified in this prospectus.
The assets and liabilities were acquired by, and the business is now operated by, our wholly owned subsidiary, EZPAWN Nevada, Inc. EZPAWN Nevada, Inc., was formed in 1993 and prior to the asset purchase operated four pawn shops in the Las Vegas metropolitan area.
The asset purchase agreement set a preliminary purchase price of $34.50 million, including $17.25 million to be paid in EZCORP Shares and $17.25 million in cash, and it provided for adjustments to the cash portion of the purchase price based on audits by EZCORP staff of each of the Sellers’ businesses conducted immediately prior to closing of the purchase, to establish the value of their loan portfolios and inventory. Based on these audits by EZCORP staff, which were conducted on November 12-13, 2008, and other minor adjustments for deposits and rents, the final purchase price was adjusted downward by a total of $242,455.70 to $34,257,544.30, excluding cash acquired.

Ancillary Agreements
In addition to the asset purchase agreement, the parties also entered the following agreements that became effective on closing of the asset purchase agreement:
•	A consulting and non-competition agreement between Mr. McCall and the purchaser (EZPAWN Nevada, Inc.) with respect to operation of Sellers’ pawn and auto title loan business after closing; and
•	A right of first refusal agreement between Mr. McCall, Sellers and the purchaser to acquire additional pawnshops operated by Mr. McCall and his affiliated entities in Arizona.
The asset purchase agreement also contains a covenant not to compete with us from the Sellers in the State of Nevada for five years after the purchase by (1) directly competing against the purchaser, (2) opening or reestablishing any pawn business, (3) soliciting our employees to go to work for Sellers in the pawn or auto title loan business, (4) supporting or assisting other pawn or auto title loan business or (5) investing in a pawn business in Nevada (other than to purchase less than 1% of the equity of a publicly held company engaged in the pawn business). The asset purchase agreement acknowledges that Mr. McCall operates and will continue to operate pawn shops outside of Nevada and a motor vehicle sales and financing business within Nevada.
Loan Repayment
Several of the Sellers and other entities affiliated with Mr. McCall have a revolving line of credit under a loan agreement, as well as other loan arrangements, with Silver State Bank in Las Vegas, Nevada. The Sellers have used this credit facility to fund day to day operations as needed. On September 5, 2008, shortly after the asset purchase agreement was executed, the Federal Deposit Insurance Corporation closed Silver State Bank and notified the Sellers that the bank would not continue to advance funds under their line of credit.
In order to provide cash for the Sellers to continue to meet short term obligations after the closing of Silver State Bank, in September 2008 we loaned $1.75 million to the Sellers and their affiliates. The Sellers and their affiliates executed a promissory note for the principal amount plus interest at 8% per annum. The promissory note was secured by a second lien on real property in Las Vegas and by the personal guaranty of Mr. McCall. The note principal and interest was repaid in full at closing out of the Cash Consideration.
Specific Performance
The asset purchase agreement provides that, in the event of a breach of the agreement by one or more of the Sellers or Mr. McCall, the purchaser may bring a legal action to require specific performance of the agreement.

Source of Funds for the Asset Purchase
The total consideration for the transaction was approximately $34.26 million, excluding cash acquired, consisting of a combination of the EZCORP Shares and our cash on hand, as follows:
•	The EZCORP Shares, valued at $17.25 million based on the closing price of our stock on NASDAQ on the day prior to the closing of the asset purchase agreement.
•	Cash from our cash reserves of approximately $17.01 million
Approval of the Asset Purchase by EZCORP and Sellers
EZCORP. The asset purchase has been approved by our board of directors and the board of directors of our subsidiary, which is purchasing the assets.
Sellers and Mr. McCall. The asset purchase has been approved by Mr. McCall and the board of directors or managers and by the shareholders or the members (as the case may be) of each Seller.
Listing of Asset Purchase Shares on NASDAQ
The EZCORP Shares are listed on the NASDAQ Global Select Market where shares of our Class A Non-voting Common Stock are currently traded.
Accounting Treatment of the Asset Purchase
On the closing date, the purchaser (a wholly owned subsidiary of EZCORP) acquired those certain assets and assumed those certain liabilities of Sellers set forth in the asset purchase agreement. The asset purchase will be accounted for as a purchase business combination in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” We will assess the value of assets and liabilities acquired, less the cash acquired, and record those in our balance sheet through a purchase price allocation. After the asset purchase, any results of operations attributable to the purchased assets will be consolidated with those of EZCORP for financial reporting purposes.
5. DESCRIPTION OF SELLERS’ BUSINESSES.
Sellers operated eleven pawn shops in Nevada under the names “Pawn Plus,” “ASAP Loans” and “Pawn Place.” The pawn shops issue pawn loans and short-term non-collateralized loans (payday loans) to customers who need cash. The pawn loans are non-recourse loans collateralized by tangible personal property. Through their pawn shops, the Sellers also sold merchandise that consisted primarily of collateral that was forfeited by customers through pawn loans.
One of the Sellers, Craig A. McCall, Inc., doing business as “ASAP Loans,” made auto title loans and payday loans. The auto title loan business consisted of making cash loans that were collateralized by the pledge of title to the borrower’s automotive vehicle. The payday loan business consisted of making short term unsecured loans due on the customer’s next payday. The payday loans were non-collateralized loans typically due on the customer’s next payday. On the acquisition date, the auto title loan business had an outstanding loan portfolio of about $1.1 million. The payday loan business had an outstanding loan portfolio of less than $1 million. The combined auto title loan business, payday loan business and pawn business of the Sellers are not large enough to be considered a significant business combination by us for financial reporting purposes.
6. RISK FACTORS
Investment in our Class A Non-voting Common Stock, as with any investment in a security, involves a degree of risk. Important risk factors that could cause results or events to differ from current expectations are described in Part I, Item IA, “Risk Factors” of our Annual Report on Form 10-K for the year ended September 30, 2007, and Part II, Item IA, “Risk Factors” of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. These factors are supplemented by those discussed under “Quantitative and Qualitative Disclosures about Market Risk” in Part II, Item 7A of our Annual Report on Form 10-K for the year ended September 30, 2007 and Part I, Item 3 of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008. Each of the foregoing sections of our Annual Report on Form 10-K for the year ended September 30, 2007 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 is incorporated herein by reference. Following are additional items that could cause results or events to differ from current expectations:
The integration of the purchased assets with our business may not be successful or anticipated benefits from the asset purchase may not be realized.
After completion of the asset purchase, we now have larger operations than we did prior to the asset purchase, although the business being acquired is not large enough to be considered a significant business combination for us. Even so, our ability to realize the benefits of the assets purchased will depend in part on the timely integration of Sellers’ organizations, operations, procedures, policies and technologies with ours, as well as the harmonization of differences in Sellers’ business cultures and practices with ours. There is a significant degree of difficulty and management involvement inherent in that process. These difficulties include the following:
•	integrating the operations of the purchased assets with our business while carrying on the ongoing operations of our business;

•	diversion of management’s attention from the management of daily operations to the integration of the purchased assets with our business;

•	managing a larger company than before completion of the asset purchase;

•	realizing economies of scale and eliminating duplicative overheads;

•	the possibility of faulty assumptions underlying our expectations regarding the integration process or expected earnings enhancement;

•	coordinating businesses located in different geographic regions;

•	integrating the Sellers’ business cultures and practices with ours, which may prove to be incompatible;

•	Retaining the personnel associated with Sellers’ businesses following the asset purchase;

•	creating and instituting uniform standards, controls, procedures, policies and information systems and minimizing the costs associated with such matters; and

•	integrating information, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems.
There is no assurance that the purchased assets will be successfully or cost-effectively integrated into our business operations. The process of integrating the purchased assets into our operations may cause an interruption of, or loss of momentum in, the activities of our business. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer and the results of our operations and financial condition may be harmed.
We cannot assure you that we will realize the anticipated benefits and value of the purchased assets or successfully integrate the purchased assets with our existing operations. Even if we are able to successfully integrate the purchased assets with our business, it may not be possible to realize the full benefits and value that are currently expected to result from the asset purchase, or realize these benefits and value within the time frame that is currently expected. For example, the benefits and value gained from the asset purchase may be offset by costs incurred or delays in integrating the purchased assets with our business. If we fail to realize anticipated cost savings, synergies or revenue enhancements we anticipate from the purchased assets, our financial position and results of operations may be adversely affected.
A change in the business climate may cause the actual benefits and value of the purchased assets to differ from the anticipated benefits and value of the purchased assets.
A change in the business climate surrounding our business after the asset purchase may affect our customers’ activities and actions. This could cause our financial results and results of operations to be adversely affected. This may also cause the actual benefits and value of the purchased assets to differ from the benefits and value we anticipate from the purchased assets.
We will incur significant costs and expenses associated with the asset purchase.
We expect to incur significant costs and expenses associated with the asset purchase, which include but are not limited to transaction fees (estimated at $25,000) and professional service fees and regulatory filing fees (estimated at $100,000). We also believe we may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the asset purchase was completed or the following quarters, to reflect costs associated with integrating the purchased assets into our business. There can be no assurance that we will not incur additional material charges in subsequent quarters to reflect additional costs associated with the asset purchase and the integration of the purchased assets into our business.

Cautionary Statement Regarding Risks And Uncertainties That May Affect Future Results — Forward-Looking Information
This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend that all forward-looking statements be subject to the safe harbors created by these laws. All statements other than statements of historical information are forward-looking and may contain information about financial results, economic conditions, trends, planned store openings, acquisitions and known uncertainties. These statements are often, but not always, made with words or phrases like “may,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “outlook,” “expect,” “will,” and similar expressions. All forward-looking statements are based on current expectations regarding important risk factors. Many of these risks and uncertainties are beyond our control, and in many cases, we cannot predict all of the risks and uncertainties that could cause our actual results to differ materially from those expressed in the forward-looking statements. You should not regard them as a representation that the expected results will be achieved. Important risk factors that could cause results or events to differ from current expectations are described in this prospectus under the heading “Risk Factors” and in the sections entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended September 30, 2007 and our Quarterly Report for the quarter ended June 30, 2008. These factors are not intended to be an all-encompassing list of risks and uncertainties that may affect our operations, performance, development and results. You are cautioned not to overly rely on these forward-looking statements, which are current only as of the date hereof. We undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this report, including without limitation, changes in our business strategy or planned capital expenditures, acquisitions, store growth plans or to reflect unanticipated events.
7. RECENT DEVELOPMENTS — MERGER AGREEMENT WITH VALUE FINANCIAL SERVICES, INC.
     On September 16, 2008, we entered into a merger agreement with Value Financial Services, Inc. (“VFS”), under which, upon completion, VFS will merge into our wholly owned subsidiary, Value Merger Sub, Inc., and will become a wholly-owned subsidiary of EZCORP in a transaction to be accounted for using the purchase method of accounting for business combinations. Under the terms of the merger agreement, at the effective time of the merger, each outstanding share of VFS common stock will be converted into the right to receive either (i) $11.00 in cash, without interest, or 0.75 of a share of EZCORP Class A Non-voting Common Stock plus rights to certain contingent cash consideration depending on the prices at which VFS shareholders may sell the EZCORP shares acquired in the merger. The proposed merger is described in our Current Reports on Form 8-K filed with the SEC on September 17, 2008, and Form 8-K/A filed with the SEC on September 18, 2008. This merger is scheduled to close on December 31, 2008.
     Because we believe that the merger between EZCORP and VFS will probably occur and because the size of VFS makes the merger a significant acquisition for us, we are including in this prospectus pro forma financial information regarding the effect of the VFS merger on EZCORP. The following unaudited pro forma condensed combined balance sheet is based on historical balance sheets of EZCORP and VFS and has been prepared to reflect the merger as if it had been completed on the balance sheet date of June 30, 2008. The following unaudited pro forma condensed combined statements of operations give effect to the merger as if it had taken place on October 1, 2006, the beginning of the earliest period presented, in accordance with SEC guidance. Although VFS’s fiscal year ends on a different date than that of EZCORP, all VFS information presented in the Pro Forma Combined Statements of Operations are actual amounts for the periods indicated. For example, the VFS information presented in the Pro Forma Statement of Operations for the year ended September 30, 2007 reflects VFS’s performance for the twelve months then ended and not amounts reported in the VFS annual audited financial statements for the year ended December 31, 2007.
     The VFS merger will be accounted for under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations.” Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note A to these unaudited pro forma condensed combined financial statements, is allocated to the net tangible and intangible assets of VFS based on their estimated fair values. Management has made a preliminary allocation of the estimated purchase price to the tangible and intangible assets acquired and liabilities assumed based on various preliminary estimates. A final determination of these estimated fair values, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of VFS that exist as of the date of completion of the merger, and upon the final purchase price.
     The unaudited pro forma condensed combined financial statements are based on the estimates and assumptions which are preliminary and have been made solely for purposes of developing such pro forma information. They do not include liabilities that may result from integration activities which are not presently estimable. The management of EZCORP and VFS are in the process of making these assessments, and estimates of these costs are not currently known. However, liabilities ultimately may be recorded for severance costs for VFS employees, costs of vacating some facilities of VFS, or other costs associated with exiting activities of VFS that would affect the pro forma condensed combined financial statements. Any such liabilities would be recorded as an adjustment to the purchase price and an increase in goodwill. In addition, the pro forma condensed combined financial statements do not include any potential operating efficiencies or cost savings from expected synergies. The unaudited pro forma condensed combined financial statements are not necessarily an indication of the results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future.
     In the merger agreement, we agreed to exchange three-quarters of a share of EZCORP’s Class A Non-voting Common Stock for each of the 6,646,370 shares of VFS’s common stock we expect to be outstanding on the acquisition date, and to round up to the nearest whole share any fractional shares. We also agreed to make certain cash contingency payments to VFS shareholders selling EZCORP Shares within 125 days of effectiveness of this registration statement, assuming such shares are sold above or below $14.67 per share, as described in the merger agreement. At the option of each VFS shareholder, we also agreed to pay cash consideration of $11.00 per VFS share in lieu of issuing EZCORP Shares for up to twenty percent of the outstanding VFS shares. For purposes of these pro forma combined financial statements and the preliminary purchase price allocation, we assumed no contingency payments and that twenty percent of VFS shareholders elect to receive $11.00 cash consideration in lieu of EZCORP Shares; however, we cannot predict the amount of any contingent payment that might be made or what percentage of VFS shareholders ultimately will elect to receive cash in lieu of EZCORP Shares, and the ultimate purchase price will be adjusted to reflect any changes in actual behavior compared to our assumptions herein. Notes A and G to these pro forma financial statements describe differences in the pro forma results under differing assumptions as to the amount of contingency payments actually made and the number of shareholders electing to receive cash in lieu of EZCORP Shares.
For purposes of preparing these pro forma condensed combined financial statements, we have assumed consummation of the following transactions upon completion of the merger:
•	Conversion of all VFS participating stock into VFS common stock

•	Exchanging 0.75 EZCORP Shares for each VFS common share for those shareholders electing to receive EZCORP Shares (assumed 80% elect to receive EZCORP Shares)

•	Cash payment to all VFS shareholders electing to receive cash in lieu of EZCORP Shares (assumed 20% elect to receive cash)

•	Use of $20 million of EZCORP’s cash on hand as part of the merger consideration

•	Use of $1 million of EZCORP’s cash on hand to pay deferred financings costs related to its Fifth Amended and Restated Credit Facility, expected to become effective at the time of the merger

•	Closing of the EZCORP Fifth Amended and Restated Credit Facility

•	VFS’ payment of all accrued, unpaid dividends on its Series A-2 participating stock immediately preceding closing of the merger, with an offsetting increase in VFS’ outstanding debt to finance the payment (estimated at $2.4 million at June 30, 2008)

•	Retirement of VFS’ outstanding debt at the date of the merger (including the borrowings to finance its payment of its Series A-2 accrued, unpaid dividends)

•	Borrowing upon EZCORP’s Fifth Amended and Restated Credit Facility for approximately $1.1 million of transaction-related expenses and the payment of VFS’ outstanding debt and merger consideration not otherwise covered by EZCORP’s cash on hand (as described above) and EZCORP Shares to be issued as merger consideration

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Balance Sheet as of June 30, 2008 (Unaudited)

	As		Pro Forma		Pro Forma
	Reported	VFS	Adjustments	Notes	Combined
	(In thousands)
Assets:
Current assets:
Cash and cash equivalents	$29,812	$762	$(20,000)	(1)	$9,574
			(1,000)	(1)
Pawn loans	68,022	18,017	—		86,039
Payday loans, net	6,598	—	—		6,598
Pawn service charges receivable, net	10,061	3,520	—		13,581
Signature loan fees receivable, net	5,086	—	—		5,086
Inventory, net	39,444	13,277	475	(2)	53,196
Deferred tax asset, net	9,007	3,686	—		12,693
Federal income tax receivable	454	59	—		513
Prepaid expenses and other assets	5,622	2,142	—		7,764

Total current assets	174,106	41,463	(20,525)		195,044

Investment in unconsolidated affiliate	37,248	—	—		37,248
Property and equipment, net	38,661	8,056	—		46,717
Deferred tax asset, non-current	5,620	2,908	—		8,528
Goodwill	24,779	4,874	(4,874)	(3)	82,951
			58,172	(3)
Other assets, net	5,585	364	6,860	(4)	12,809

Total assets	$285,999	$57,665	$39,633		$383,297

Liabilities and stockholders’ equity:
Current liabilities:
Accounts payable and other accrued expenses	$24,120	$4,230	$—		$28,350
Customer layaway deposits	2,254	866	—		3,120
Federal income taxes payable	—	—	—		—
Current maturities of long-term debt	—	17,446	(17,446)	(5)	10,000
			10,000	(5)

Total current liabilities	26,374	22,542	(7,446)		41,470

Long-term debt	—	12,254	(12,254)	(5)	17,752
			17,752	(5)
Interest rate swap liability	—	577			577
Deferred gains and other long-term liabilities	2,909	384	—		3,293

Total long-term liabilities	2,909	13,215	5,498		21,622

Commitments and contingencies	—	—	—		—

Total liabilities	29,283	35,757	(1,948)		63,092

Stockholders’ equity:
Preferred Stock	—	59	(59)	(6)	—
Class A Non-voting Common Stock	385	—	40	(6)	425
Class B Voting Common Stock	30	—	—		30
Additional paid-in capital	134,598	55,581	(55,581)	(6)	198,047
			63,449	(6)
Cumulative effect of adopting a new accounting principle	(106)	—	—		(106)
Retained earnings (accumulated deficit)	118,245	(33,732)	33,732	(6)	118,245

	253,152	21,908	41,581		316,641
Treasury stock, at cost (27,099 shares)	(35)	—	—		(35)
Accumulated other comprehensive income	3,599	—	—		3,599

Total stockholders’ equity	256,716	21,908	41,581		320,205

Total liabilities and stockholders’ equity	$285,999	$57,665	$39,633		$383,297

See Note A to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Year Ended September 30, 2007
(Unaudited)

	As		Pro Forma			Pro Forma
	Reported	VFS	Adjustments	Notes		Combined
	(In thousands, except per share amounts)
Revenues:
Sales	$192,987	$72,027	$—			$265,014
Pawn service charges	73,551	27,417	—			100,968
Signature loan fees	104,347	—	—			104,347
Other	1,330	1,511	—			2,841

Total revenues	372,215	100,955				473,170

Cost of goods sold	118,007	45,729	—			163,736

Net revenues	254,208	55,226	—			309,434

Operating expenses:
Operations	128,602	32,215	180	(B	)	160,997
Signature loan bad debt	28,508	—	—			28,508
Administrative	31,749	17,652	—	(C	)	49,401
Depreciation and amortization	9,812	1,772	—			11,584

Total operating expenses	198,671	51,639	180			250,490

Operating income	55,537	3,587	(180)			58,944

Interest income	(1,654)	—	—			(1,654)
Interest expense	281	1,504	1,033	(D	)	2,818
Equity in net income of unconsolidated affiliate	(2,945)	—	—			(2,945)
(Gain) / loss on sale / disposal of assets	(72)	243	—			171

Income before income taxes	59,927	1,840	(1,213)			60,554
Income tax expense	22,053	696	(450)	(E	)	22,299

Net income	$37,874	$1,144	$(763)			$38,255

Net income per common share:
Basic	$0.92					$0.85

Diluted	$0.88					$0.81

Weighted average shares outstanding:
Basic	41,034		3,988	(F	)	45,022
Diluted	43,230		3,988	(F	)	47,218
See Notes to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Nine Months Ended June 30, 2008
(Unaudited)

	As		Pro Forma			Pro Forma
	Reported	VFS	Adjustments	Notes		Combined
		(In thousands, except per share amounts)
Revenues:
Sales	$170,472	$66,818	$—			$237,290
Pawn service charges	67,384	22,714	—			90,098
Signature loan fees	94,917	—	—			94,917
Other	1,228	1,177	—			2,405

Total revenues	334,001	90,709				424,710

Cost of goods sold	101,732	40,574	—			142,306

Net revenues	232,269	50,135	—			282,404

Operating expenses:
Operations	113,185	29,006	135	(B	)	142,326
Signature loan bad debt	24,847	—	—			24,847
Administrative	29,541	11,438	(1,507)	(C	)	39,472
Depreciation and amortization	9,027	1,456	—			10,483

Total operating expenses	176,600	41,900	(1,372)			217,128

Operating income	55,669	8,235	1,372			65,276

Interest income	(359)	—	—			(359)
Interest expense	228	2,351	(448)	(D	)	2,131
Equity in net income of unconsolidated affiliate	(3,162)	—	—			(3,162)
(Gain) / loss on sale / disposal of assets	527	61	—			588
Other	11	—	—			11

Income before income taxes	58,424	5,823	1,820			66,067
Income tax expense	22,026	2,311	686	(E	)	25,023

Net income	$36,398	$3,512	$1,134			$41,044

Net income per common share:
Basic	$0.88					$0.90

Diluted	$0.84					$0.87

Weighted average shares outstanding:
Basic	41,380		3,988	(F	)	45,368
Diluted	43,269		3,988	(F	)	47,257
See Notes to Pro Forma Combined Financial Statements (unaudited).

EZCORP, Inc. and Subsidiaries
Pro Forma Combined Statement of Operations for the Nine Months Ended June 30, 2007
(Unaudited)

	As		Pro Forma			Pro Forma
	Reported	VFS	Adjustments	Notes		Combined
	(In thousands, except per share amounts)
Revenues:
Sales	$141,688	$53,386	$—			$195,074
Pawn service charges	51,496	20,003	—			71,499
Signature loan fees	74,132	—	—			74,132
Other	1,007	1,129	—			2,136

Total revenues	268,323	74,518				342,841

Cost of goods sold	85,618	33,836	—			119,454

Net revenues	182,705	40,682	—			223,387

Operating expenses:
Operations	94,087	23,651	135	(B	)	117,873
Signature loan bad debt	19,086	—	—			19,086
Administrative	23,528	15,096	—			38,624
Depreciation and amortization	7,194	1,326	—			8,520

Total operating expenses	143,895	40,073	135			184,103

Operating income	38,810	609	(135)			39,284

Interest income	(1,499)	—	—			(1,499)
Interest expense	214	669	1,233	(D	)	2,116
Equity in net income of unconsolidated affiliate	(2,185)	—	—			(2,185)
(Gain) / loss on sale / disposal of assets	(131)	126	—			(5)

Income before income taxes	42,411	(186)	(1,368)			40,857
Income tax expense	15,692	(112)	(506)	(E	)	15,074

Net income	$26,719	$(74)	$(862)			$25,783

Net income per common share:
Basic	$0.65					$0.57

Diluted	$0.62					$0.54

Weighted average shares outstanding:
Basic	40,943		3,988	(F	)	44,931
Diluted	43,393		3,988	(F	)	47,381
See Notes to Pro Forma Combined Financial Statements (unaudited).

Notes to Pro Forma Combined Financial Statements of EZCORP, Inc. and Subsidiaries
and Value Financial Services, Inc. (Unaudited)
Note A: Pro Forma Adjustments to the Unaudited Pro Forma Combined Balance Sheet as of June 30, 2008
The pro forma adjustments to the unaudited pro forma combined balance sheet as of June 30, 2008 consist of the allocation of the expected total purchase price to the estimated fair value of VFS’s net assets, including the elimination of VFS’s existing equity, and the financing of the acquisition, including the use of $20 million of cash as consideration, the issuance of 3,987,979 additional EZCORP, Inc. common shares to current VFS shareholders, and the additional borrowings to finance the remainder of the transaction. To finance a portion of the VFS acquisition, we are refinancing our credit agreement to a total availability of $120 million, including a $40 million fully amortizing term loan with a four-year maturity and an $80 million revolving credit facility with a three-year term. As our amended and restated credit agreement will contain, in part, a $40 million term loan with a four year fully amortizing balance, $10 million of the new debt will be due within one year and was classified as current. We also anticipate paying debt issuance costs of approximately $1 million upon completion of the credit agreement amendment, and have included this as a pro forma increase to Other Assets, net and as a use of cash. Included in the estimated total purchase price is the accumulated dividend of approximately $2.4 million we anticipate being paid on VFS’s series A-2 participating stock immediately preceding the acquisition, as if it had occurred at June 30, 2008. VFS’s accumulated dividends are not recorded as liabilities or as a reduction of equity until declared by its board of directors.
We expect the total acquisition purchase price to be approximately $80.6 million at the anticipated closing date of November 1, 2008 (plus the assumption of approximately $35.3 million of VFS debt, aggregating to $115.9 million), assuming no contingent payments and that twenty percent of VFS shareholders elect to receive cash consideration in lieu of EZCORP Shares, as described above. For purposes of preparing the pro forma unaudited balance sheet as of June 30, 2008, we must assume the acquisition was completed June 30, 2008. The assumed purchase price at that date is less than the assumed purchase price at November 1, 2008, due to the following primary differences in value between the dates:

•	the effects of VFS’ ongoing daily operations, including the anticipated seasonal growth in outstanding pawn loan and inventory balances between June and November and VFS’s growth in net assets as a result of their expected earnings between the two dates

•	The difference between our actual closing price of $16.35/share on the date we announced the merger and $15.92/share assumed in these pro forma financial statements (in accordance with SEC guidance for pro forma financial information, using a daily average of the closing market price for our stock from two business days prior to announcing the merger to two business days after announcing the merger).

•	the continuing accrual of dividends on VFS’ Series A-2 participating stock, which will increase VFS’ outstanding debt immediately prior to our assumption / retirement of that debt upon merger

At June 30, 2008, the unaudited pro forma purchase price allocation of non-cash assets and liabilities to be acquired, which is preliminary and subject to change, was as follows based on the estimated fair values of each item:

	As of June 30, 2008	Estimated Useful
	($000’s)	Life (years)
Current assets:
Pawn loans	$18,017
Pawn service charges receivable, net	3,520
Inventory, net	13,752
Deferred tax asset, net	3,686
Federal income taxes receivable	59
Prepaid expenses and other assets	2,142

Total current assets	41,176

Property and equipment, net	8,056
Deferred tax asset, non-current	2,908
Goodwill	58,172
Trademarks and trade names	4,060	Indefinite
Favorable lease asset	1,800	10
Other assets, net	364

Total assets	$116,536

Current liabilities:
Accounts payable and other accrued expenses	$4,230
Customer layaway deposits	866
Current maturities of long-term debt	17,446

Total current liabilities	22,542

Long-term debt	14,634
Interest rate swap liability	577
Deferred gains and other long-term liabilities	384

Total liabilities	$38,137

Total purchase price	$78,399

In calculating the assumed total purchase price to include in the above preliminary pro forma purchase price allocation, we estimated the value of the EZCORP Shares to be issued as merger consideration at $15.92 per share, which is the five-day average of the closing price of our stock from two business days prior to the announcement of the merger to two business days after the announcement of the merger. In the final purchase price calculation, we expect to use $15.92 per EZCORP share as the fair value of the shares issued.
In our estimation of the purchase price allocation, we have made all adjustments we believe to be appropriate to adjust VFS’s assets and liabilities to their fair value, including the recording of the fair value of VFS’s trademarks and tradenames and a favorable lease asset for leases that appear to be at favorable terms in relation to current market terms. Included in the total purchase price is a significant amount allocated to goodwill, or the excess of purchase price over the remaining net assets acquired. The total agreed purchase price was determined through lengthy negotiations with the VFS board and executive management, as described in the proxy/prospectus included in this S-4, and reflects what we believe to be the value of the entire company, including the goodwill we will acquire and from which we will benefit in the future. We believe it is reflective of VFS’s future earning potential, which is far greater than its recorded net assets other than goodwill.
The schedule below presents the calculation of the total assumed purchase price to be paid and its components, assuming 20% of VFS shareholders elect to receive cash consideration in lieu of EZCORP Shares (dollars in thousands):

Anticipated stock consideration (5,317,096 VFS shares exchanged for 0.75 EZCORP Shares each plus 157 EZCORP Shares for rounding fractional shares up to the nearest whole share times $15.92 per EZCORP share)	$63,489
Anticipated cash consideration for 20% of VFS shareholders electing to receive cash in lieu of EZCORP Shares (1,329,274 VFS shares times $11.00/share)	$14,622
Transaction related expenses ($250 legal, $250 accounting, $250 VFS office lease buyout, $300 other)	$1,050
Less: Cash to be acquired – held by VFS at June 30, 2008	$(762)

Total assumed purchase price at June 30, 2008	$78,399

Because VFS will be required to pay its accumulated, unpaid Series A-2 participating stock dividend prior to the merger with EZCORP and because VFS did not have the funds available to pay such dividend on the assumed pro forma acquisition date of June 30, 2008, we assumed in our purchase price allocation an increase in VFS’s outstanding debt at the pro forma date of acquisition, which increases the amount of VFS debt we anticipate paying off immediately following the acquisition and replacing with borrowings under our credit facility. After consummation of our acquisition of VFS, there will no longer be any dividend payable to any class of VFS or EZCORP stock.
In accordance with SFAS No. 141, any payment made under the deficiency guaranty will result in no change to the total purchase price, but rather will result in a revaluation of the different components of consideration paid for the acquisition. Specifically, any cash payments made under the deficiency guaranty will be recorded as part of the purchase price, with an equal and offsetting reduction in the amount previously recorded for EZCORP Shares issued at the date of acquisition to reduce their value to the lower current value of those securities at the date of the related sales. The net result will be no change in the total purchase price, but a decrease in the amount of Additional Paid-in Capital as a result of the reduction in value assigned to the securities and an offsetting reduction in cash.
Any payments made under the premium reserve, which was provided as part of the total purchase consideration, is part of the cost of the acquisition in accordance with EITF 97-15, accounting for Contingency Arrangements Based on Security Prices in a Purchase Business Combination.

We would expect any premium reserve payment to result in a decrease to cash and an adjustment to Additional Paid-in Capital recorded for EZCORP Shares issued at the date of the acquisition. The entries to be recorded upon the payment of any deficiency guaranty or premium reserve will have no other effects on our financial statements, other than a decrease in the interest income that we could have otherwise recognized as we will not be able to invest the cash used to make such payments.
Below are notes describing the pro forma balance sheet adjustments, as noted on the face of the pro forma combined balance sheet:

(1)	$20.0 million of cash will be used as part of the merger consideration paid to VFS shareholders electing to receive cash and to cover merger related costs anticipated to be capitalized as part of the total purchase price. The $20.0 million is comprised of the following:

•	$14.6 million to pay VFS shareholders,

•	$4.3 million to pay down VFS debt outstanding at the merger date (including the payment of $2.4 million of dividends payable by VFS immediately prior to the merger),

•	$1.1 million for other transaction-related costs.

$1.0 million of cash will be paid to our bank syndication and will be recorded as deferred financing costs related to our credit facility, which we are amending, restating, and re-syndicating to finance this merger.

(2)	This adjustment increases the recorded value of VFS’s inventory to fair value in accordance with the provisions of SFAS No. 141.

(3)	These adjustments remove the goodwill currently on VFS’s books and record the goodwill arising from this merger. In preliminarily valuing the assets and liabilities to be acquired, including intangible assets, we have applied the provisions of SFAS 141. Accordingly, we have valued all tangible and intangible assets acquired, including all intangible assets that can be identified separately from goodwill. The amount recorded as goodwill, in accordance with the provisions of SFAS 141, was then determined to be the total purchase price less the amounts allocated to other separately identifiable tangible and intangible assets and liabilities. In preliminarily allocating the purchase price, we have identified and included in the preliminary purchase price allocation the fair value associated with favorable lease assets, trademarks and tradenames. We identified no other intangible assets being acquired that have any more than a de minimus, immaterial fair value. In determining the amount we were willing to pay to acquire VFS in total, however, we do not view the acquisition simply as the acquisition of a set of assets and liabilities, but rather as the acquisition of an in-place business and earnings and cash flow stream that, when assigned an earnings multiple, implies a much higher value than just the fair value of separately identifiable tangible and intangible assets and liabilities. This is supported by our expectation that the acquisition will be accretive to our earnings immediately following the acquisition.

(4)	This adjustment records $1.0 million of deferred financing costs we expect to pay upon closing of our credit agreement which is being amended and restated to finance this merger, to record the $4.1 million fair value of trademarks and tradenames being acquired from VFS that are not currently recorded in their books, and to record $1.8 million of favorable lease assets we will be acquiring from VFS that are not currently recorded on their books.

(5)	These entries remove the VFS debt that is expected to be repaid immediately upon closing of the merger and to record the debt EZCORP expects to borrow to finance a portion of the merger consideration. We will use $27.8 million of new debt under our credit facility and $4.3 million of our cash (as noted in note (1) above) to retire VFS’s $32.1 million of debt, including $29.7 million of VFS debt outstanding at June 30, 2008 and the payment of $2.4 million of dividends payable by VFS immediately prior to the merger. The net change in debt shown in the pro forma adjustments amounts to a reduction of $1.9 million, as the $2.4 million dividend expected to be paid is not yet reflected in VFS’s historical outstanding debt at June 30, 2008.

(6)	These entries remove the equity currently recorded by VFS and recognizes the estimated value of EZCORP stock to be issued as a portion of the merger consideration.

Note B: Operations Expense
In our preliminary estimate of the fair value of VFS’s net assets to include in the purchase price allocation, we identified a number of VFS’s store leases that appear to be at favorable rates compared to current market rates. As a result, we anticipate recording a $1.8 million favorable lease asset, which must be amortized to rent expense over the terms of the related leases. For purposes of these pro forma financial statements, we assumed the amortization period will average ten years. The pro forma increase to Operations expense is due to the estimated amortization of this favorable lease asset. Our estimate of the fair value of the favorable lease asset is preliminary and subject to change as we complete our valuation of the assets to be acquired. Any change in the estimated fair value of this asset upon final valuation will likely result in an offsetting change to the amount of the purchase price allocated to goodwill, and an increase or decrease in the expected amortization of the favorable lease asset.
Note C: Administrative Expense
The pro forma $1.5 million reduction of Administrative expense in the nine month period ended June 30, 2008 removes the success fee VFS paid to its directors and officers upon reaching an agreement to be acquired by us.
Included in VFS’s historical results for this same period but excluded as a pro forma adjustment is VFS’s $1.3 million write-off of costs related to abandoning its initial public offering upon entering discussions with us. While this is a unique item we do not expect to recur, we did not remove it in a pro forma adjustment as VFS’s abandonment of its IPO attempt might have occurred even if we had not reached an agreement on the acquisition.
In the year ended September 30, 2007, VFS forgave a note receivable from an officer and made significant vested stock grants to several officers. These resulted in an $8.2 million charge to VFS’s Administrative expense in the period. We have made no pro forma adjustment related to these charges.
While we expect to gain efficiencies and leverage from combining VFS’s administrative functions with ours and reducing duplication of overhead expenses, we have not yet determined the precise changes to be made. Accordingly, we have included in our pro forma adjustments no reduction in administrative expense that may be realized once we determine how best to integrate VFS’s administrative functions with ours.
Note D: Interest Expense
The pro forma adjustment to interest expense recognizes the estimated change in interest expense we would have incurred on the debt used to finance the acquisition, the amortization of the assumed debt issuance costs related to the new credit agreement, the removal of interest expense related to VFS’s debt that will be retired immediately following the transaction, and the loss of interest income on our cash assumed to be used in the transaction. The table below presents the amount of the pro forma adjustment to interest expense arising from each of these components in the periods presented (in thousands):

	Year Ended	Nine Months Ended	Nine Months Ended
	September 30,	June 30,	June 30,
	2007	2008	2007
Use of $21 million of cash ($20 million towards the purchase and $1 million of deferred financing costs on debt used to finance the acquisition)	$891	$668	$668
Amortization of $1 million of deferred financing costs	333	250	250
Interest expense related to new debt assumed to finance the acquisition	1,313	985	984
Elimination of interest expense incurred by VFS	(1,504)	(2,351)	(669)

Net pro forma adjustment to interest expense	$1,033	$(448)	$1,233

For purposes of estimating the pro forma interest expense, we applied an interest rate of 4.24%, comprised of the 1-month LIBOR market rate as of the date of the merger announcement plus the 1.75% current applicable interest rate spread, as specified in the amended credit agreement we expect to complete to finance a portion of the acquisition. Because our applicable interest rate floats with changes in LIBOR, the assumed interest expense would vary with changes in prevailing interest rates. If LIBOR increased by 0.125% (1/8%) over the assumed rate, pro forma interest expense would increase by $61,000 for the year ended September 30, 2007 and $46,000 for the nine-month periods ended June 30, 2008 and 2007. Net income would decrease by $39,000 for the year ended September 30, 2007 and $29,000 for the nine-month periods ended June 30, 2008 and 2007.
     EZCORP has executed a Fifth Amended and Restated Credit Agreement (the “Agreement”) among EZCORP, Inc., Wells Fargo Bank, N.A., as Agent and Issuing Bank, and various other banks and lending institutions. The Agreement and the related loan documents were placed in escrow pending the closing of the merger agreement with VFS. The Agreement is contingent upon the closing of the merger agreement with VFS on or before December 31, 2008.
     If the merger agreement with VFS is closed on or before December 31, 2008, the Agreement will become effective and will provide for, among other things, (i) an $80 million revolving credit facility that EZCORP may request to be increased to a total of $110 million (the “Revolving Credit Facility”) and (ii) a $40 million term loan (the “Term Loan”). If the Agreement becomes effective, it will extend the maturity date of the Revolving Credit Facility to the date that is three years from the closing of the merger agreement with VFS. The maturity date of the Term Loan will be four years from the closing of the merger agreement with VFS.

     Pursuant to the Agreement, EZCORP may choose either a Eurodollar rate or the base rate. Interest accrues at the Eurodollar rate plus 175 to 250 basis points or the base rate plus 0 to 50 basis points, depending upon the leverage ratio computed at the end of each calendar quarter. From the date the credit facility becomes effective through the date EZCORP reports to the lenders its interim results for the period ending June 30, 2009, EZCORP may choose to pay interest to the lenders for outstanding borrowings at the Eurodollar rate plus 250 basis points or the base rate plus 50 basis points, regardless of our leverage ratio during that period. We anticipate that upon closing of the merger agreement, we would elect the Eurodollar rate and have assumed that in these pro forma financial statements. Terms of the Agreement require, among other things, that EZCORP meet certain financial covenants that EZCORP believes will be achieved based upon its current and anticipated performance. In addition, payment of dividends is prohibited and additional debt is restricted.
Note E: Income Tax Expense
The pro forma adjustment to income tax expense recognizes the change in income tax expense we would have incurred in each period, using our effective tax rate in each applicable period and the net increase or decrease in pre-tax income resulting from the pro forma adjustments described in Notes B, C, and D above.
Note F: Weighted Average Shares Outstanding
The pro forma adjustment to the weighted average shares outstanding increases both basic and diluted weighted average shares outstanding to recognize the 3,987,979 shares expected to be issued to current VFS shareholders as part of the consideration for the acquisition.

Note G: Range of Possible Results
VFS shareholders have the option to elect to receive cash consideration in lieu of EZCORP Shares as merger consideration for up to 20% of the total number of EZCORP Shares offered. As explained above, the pro forma financial statements and notes above assume that 20% of the VFS shareholders do elect to receive cash in lieu of EZCORP Shares. The following disclosures are presented to indicate the range of possible pro forma results, assuming instead that all VFS shareholders elect to receive EZCORP Shares and none elect to receive cash. In each instance, the change in net income arises from the change in interest expense due to the change in assumed debt, net of income taxes. Earnings (loss) per share are affected by the change in net income and the dilutive effect of additional shares assumed outstanding:

	Assumes 20%	Assumes 100% elect
	elect cash	EZCORP Shares
	(in thousands, except per share data)
Year Ended September 30, 2007:
Net income	$38,255	$38,791
Weighted average shares outstanding:
Basic	45,022	46,019
Diluted	47,218	48,215
Earnings (loss) per share:
Basic	$0.85	$0.84
Diluted	$0.81	$0.80

Nine Months Ended June 30, 2008:
Net income	$41,044	$41,440
Weighted average shares outstanding:
Basic	45,368	46,365
Diluted	47,257	48,254
Earnings (loss) per share:
Basic	$0.90	$0.89
Diluted	$0.87	$0.86

Nine Months Ended June 30, 2007:
Net income	$25,783	$26,184
Weighted average shares outstanding:
Basic	44,931	45,928
Diluted	47,381	48,378
Earnings (loss) per share:
Basic	$0.57	$0.57
Diluted	$0.54	$0.54
The purchase price allocation to VFS’s net assets acquired would be unchanged from that presented in Note A regardless of the percentage of VFS shareholders electing to receive cash in lieu of EZCORP Shares.
Note H: Composition of Sales and Cost of Goods Sold
Sales and cost of goods sold, as presented on the accompanying pro forma statements of operations, include amounts related to merchandise sales in the companies’ stores as well as jewelry scrapping sales to gold refiners and diamond purchasers. In the periods presented, unaudited sales and cost of goods sold were comprised of the following:

	Year ended	Nine months ended	Nine months ended
	September 30, 2007	June 30, 2008	June 30, 2007
	(in thousands)
EZCORP, Inc. and Subsidiaries:
Sales revenue:
Merchandise sales	$141,094	$120,902	$107,993
Jewelry scrapping sales	$51,893	$49,570	$33,695

Total sales	$192,987	$170,472	$141,688

Cost of goods sold:
Merchandise sales	$83,501	$72,122	$63,903
Jewelry scrapping sales	$34,506	$29,610	$21,715

Total cost of goods sold	$118,007	$101,732	$85,618

Value Financial Services, Inc.:
Sales revenue:
Merchandise sales	$50,799	$39,870	$39,092
Jewelry scrapping sales	$21,228	$26,948	$14,294

Total sales	$72,027	$66,818	$53,386

Cost of goods sold:
Merchandise sales	$32,212	$25,244	$24,818
Jewelry scrapping sales	$13,517	$15,330	$9,018

Total cost of goods sold	$45,729	$40,574	$33,836

8. USE OF PROCEEDS
We will not receive any proceeds from the sale of the EZCORP Shares by the selling stockholder. We have agreed to bear certain expenses in connection with the registration of the shares being offered and sold by the selling stockholder, estimated to be approximately $61,000.
9. SELLING STOCKHOLDER
The selling stockholder or his permitted pledgees, donees, transferees or other successors in interest may from time to time offer and sell any or all of the EZCORP Shares offered under this prospectus. This prospectus generally covers the resale of shares of Class A Non-voting Common Stock received by the selling stockholder through eleven entities that are selling their assets to us in the asset purchase.
Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of Class A Non-voting Common Stock if that person has or shares voting power or investment power with respect to those shares, or has the right to acquire beneficial ownership at any time within 60 days of the date on which the determination of whether beneficial ownership exists is made. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of the shares.
Because the selling stockholder may offer all, some or none of the shares of the EZCORP Shares pursuant to this prospectus and because there currently are no agreements, arrangements or understandings with respect to the sale of any of these shares, no definitive estimate can be given as to the number of shares that will be held by the selling stockholder after completion of the offering to which this prospectus relates. The following table has been prepared assuming that the selling stockholder sells all of the EZCORP Shares beneficially owned by him that have been registered by us and does not acquire any additional shares of our stock. We cannot advise you as to whether the selling stockholder will in fact sell any or all of his EZCORP Shares. In addition, the selling stockholder may sell, transfer or otherwise dispose of, at any time and from time to time, the EZCORP Shares in transactions exempt from the registration requirements of the Securities Act after the date on which he provided the information set forth in the table below.
Information concerning the selling stockholder may change from time to time, and any changed information will be set forth in prospectus supplements or post-effective amendments, as may be appropriate.

	Amount of		Amount of	Amount of
	Shares	Percent	Shares to	Shares
	Owned	Owned	Be Offered in	Owned
	Prior to the	Prior to the	the Offering	After the
Stockholder	Offering(1)	Offering(2)	(1)	Offering

Craig A. McCall (3)	1,116,840	2.4%	1,116,505	335

(1)	The number of shares issued in the asset purchase and to be sold in the offering equals $17,250,000 divided by $15.45, which was the closing price per share of our Class A Non-voting Common Stock on the NASDAQ Global Select Market on November 12, 2008, the day prior to the closing of the asset purchase.

(2)	On November 13, 2008, we had 45,958,979 shares of our Class A Non-Voting common stock issued and outstanding (assuming conversion of all outstanding convertible Class B Voting Common Stock into Class A Non-voting Common Stock and exercise of all outstanding stock options, warrants and restricted stock awards). After the acquisition, 47,075,819 shares were issued and outstanding (assuming conversion of all outstanding convertible Class B Voting Common Stock into Class A Non-voting Common Stock and exercise of all outstanding stock options, warrants and restricted stock awards). Assuming the selling shareholder sells all securities offered in this offering, he will own less than one percent (1%) of our common stock after this offering.

(3)	The shares to be sold are issued in the asset purchase to the following eleven entities: Pawn Plus 1, LLC, Pawn Plus 2, LLC, Pawn Plus 3, LLC, Pawn Plus 4, LLC, Pawn Plus 5, LLC, Pawn Plus 6, LLC, Pawn Plus 7, LLC, Pawn Plus 8, LLC, ASAP Pawn, LLC, Crag A. McCall, Inc., and The Pawn Place, Inc. The selling shareholder, Craig A. McCall, owns and controls all of the Sellers either directly or indirectly through a family trust of which he and his wife are trustees, all of which are owned and controlled solely by Mr. McCall through a family trust of which he is trustee. The remaining 335 shares are held indirectly in an individual retirement account.
10. PLAN OF DISTRIBUTION
We are registering the EZCORP Shares to permit the resale of these shares of Class A Non-voting Common Stock by the selling stockholder from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholder of the shares of Class A Non-voting Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Class A Non-voting Common Stock, estimated to be approximately $61,000.
The selling stockholder may sell all or a portion of the shares of Class A Non-voting Common Stock beneficially owned by him and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Class A Non-voting Common Stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Class A Non-voting Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, in any of the following manners:

•	on any national securities exchange or quotation service on which the Class A Non-voting Common Stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	through ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	through block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	in an exchange distribution in accordance with the rules of the applicable exchange;

•	through privately negotiated transactions;

•	through short sales;

•	through sales pursuant to Rule 144;

•	in which broker-dealers agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	by means of a combination of any such methods of sale; and

•	by any other method permitted pursuant to applicable law.
If the selling stockholder effects such transactions by selling shares of Class A Non-voting Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of Class A Non-voting Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of Class A Non-voting Common Stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of Class A Non-voting Common Stock in the course of hedging in positions they assume. The selling stockholder may also sell shares of Class A Non-voting Common Stock short and deliver shares of Class A Non-voting Common Stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge shares of Class A Non-voting Common Stock to broker-dealers that in turn may sell such shares.
The selling stockholder may pledge or grant a security interest in some or all of the shares of Class A Non-voting Common Stock owned by him and, if he defaults in the performance of his secured obligations, the pledgees or secured parties may offer and sell the shares of Class A Non-voting Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares of Class A Non-voting Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
We do not know of any arrangements made by the selling stockholder for the sale of any shares of Class A Non-voting Common Stock. The selling stockholder is not obligated to sell any of the shares being registered for sale.
The selling stockholder and any agents or broker-dealers that participate with the selling stockholder in the distribution of any of the EZCORP Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discount or commission received by them and any profit on the resale of the EZCORP Shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.
11. EXPERTS
Accounting Matters
Our financial statements and effectiveness of internal control over financial reporting, incorporated by reference in this Prospectus and Registration Statement, have been audited by BDO Seidman, LLP, independent registered public accountants, to the extent and for the periods set forth in their reports incorporated by reference, and are included in reliance upon the authority of BDO Seidman, LLP, as experts in accounting and auditing in giving their reports.
Legal Matters
The validity of our Class A Non-voting Common Stock offered pursuant to this prospectus was passed on by Strasburger & Price, L.L.P., Austin, Texas.

12. INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document. We incorporate by reference the documents listed below (SEC file No. 000-19424) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all shares offered by this Prospectus are sold or until this offering is otherwise completed:
•	Our Annual Report on Form 10-K for the year ended September 30, 2007, filed with the SEC on December 14, 2007.

•	Our Quarterly Reports on Form 10-Q for the periods ended December 31, 2007, March 31, 2008 and June 30, 2008, filed with the SEC on February 5, 2008, May 6, 2008 and August 11, 2008.

•	Our Current Reports on Form 8-K or 8-K/A dated September 27, 2007 (filed October 3, 2007), October 3, 2007 (filed October 9, 2007), November 7, 2007 (filed November 8, 2007), November 8, 2007 (filed November 8, 2007), January 24, 2008 (filed January 24, 2008), March 17, 2008 (filed March 17, 2008), April 24, 2008 (filed April 24, 2008), May 12, 2008 (filed May 13, 2008), May 28, 2008 (filed June 2, 2008), June 5, 2008 (filed June 5, 2008), June 9, 2008 (filed June 9, 2008), June 17, 2008 (filed June 17, 2008), June 23, 2008 (filed June 24, 2008), July 8, 2008 (filed July 9, 2008), July 24, 2008 (filed July 24, 2008), August 9, 2008 (filed August 11, 2008), September 5, 2008 (filed September 5, 2008), September 16, 2008 (filed September 17, 2008), September 16, 2008 (filed September 18, 2008), September 24, 2008 (filed September 29, 2008), October 24, 2008 (filed October 29, 2008), November 6, 2008 (filed November 6, 2008), and November 13, 2008 (filed November 14, 2008).

•	The description of EZCORP’s Common Stock and Common Stock Rights as set forth in EZCORP’s Form 8-A Registration Statement filed with the Commission on July 24, 1991, including any amendment or report filed for the purpose of updating such description
You may request free copies of these filings by writing or telephoning us at the following address:
EZCORP, Inc.
Attention: Investor Relations Department
1901 Capital Parkway
Austin, Texas 78746
(512) 314-3400
We file annual, quarterly and periodic reports and other information with the Securities and Exchange Commission using the SEC’s EDGAR system. You can find our SEC filings on the SEC’s web site, www.sec.gov. You may read and copy any materials that we file with the SEC at its Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. Our Class A Non-

voting Common Stock is listed on NASDAQ, under the symbol “EZPW,” and all reports and other information that we file with NASDAQ may be inspected at its offices at 1735 K Street N.W., Washington, D.C. 20006.
We furnish our stockholders with an annual report, which contains audited financial statements, and such other reports as we, from time to time, deem appropriate or as may be required by law. Our fiscal year runs from October 1 through September 30.
Any statement contained in a document incorporated or deemed to be incorporated herein shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that is deemed to be incorporated herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is inconsistent with information contained in this document or any document incorporated herein. This prospectus is not an offer to sell these securities in any state where the offer or sale of these securities is not permitted. The information in this prospectus is current as of the date it is mailed to security holders, and not necessarily as of any later date. If any material change occurs during the period that this prospectus is required to be delivered, this prospectus will be supplemented or amended.
13. DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
Our Restated Certificate of Incorporation provides that no director will be personally liable to us or any of our stockholders for monetary damages arising from the director’s breach of a fiduciary duty as a director, with certain limited exceptions.
Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in the defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.

To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.
Our Restated Certificate of Incorporation and Amended and Restated Bylaws specifically provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.
Insofar as indemnification by us for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to our directors, officers or persons controlling EZCORP pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EZCORP, INC.
1,116,505 SHARES OF CLASS A NON-VOTING COMMON STOCK
December 3, 2008

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14 Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, all of which will be paid by EZCORP:

Item	Amount (1)

SEC registration fee	$691
Legal fees and expenses	50,000
Miscellaneous expenses	10,000

Total:	$60,691

(1)	All items other than SEC registration fee are estimates.
Item 15 Indemnification of Directors and Officers
Our Restated Certificate of Incorporation provides that no director will be personally liable to EZCORP or any of its stockholders for monetary damages arising from the director’s breach of a fiduciary duty as a director, with certain limited exceptions.
Pursuant to the provisions of Section 145 of the Delaware General Corporation Law, every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in the defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the corporation and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.
The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication unless the court, in its discretion, believes that in the light of all the circumstances indemnification should apply.
To the extent any of the persons referred to in the two immediately preceding paragraphs is successful in the defense of the actions referred to therein, such person is entitled, pursuant to Section 145, to indemnification as described above.

Our Restated Certificate of Incorporation and Amended and Restated Bylaws specifically provide for indemnification of officers and directors to the fullest extent permitted by the Delaware General Corporation Law.
Item 16 Exhibits and Financial Statements
See the Exhibit Index, which is incorporated herein by reference.
Item 17 Undertakings
The undersigned registrant hereby undertakes:
     (a) to file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement:
          (1) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933.
          (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set for the in the “Calculation of Registration Fee” table in the effective registration statement.
          (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (a)(1), (a)(2) and (a)(3) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by EZCORP pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.
     (b) that, for the purpose of determining any liability under the Securities Act of 1933, EZCORP will treat each post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of the securities at that time to be the initial bona fide offering thereof.

     (c) to remove from registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.
     (d) for the purposes of determining any liability under the Securities Act of 1933, each filing of EZCORP’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of EZCORP pursuant to the foregoing provisions of this registration statement, or otherwise, EZCORP has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by EZCORP of expenses incurred or paid by a director, officer or controlling person of EZCORP in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, EZCORP will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, EZCORP, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Austin, State of Texas, on December 3, 2008.

EZCORP, INC.
/s/ Joseph L. Rotunda
Joseph L. Rotunda
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons, in the capacities and on the dates indicated.

Date: December 3, 2008	/s/ Sterling B. Brinkley*
Sterling B. Brinkley, Chairman of the Board and
Director

Date: December 3, 2008	/s/ Joseph L. Rotunda
Joseph L. Rotunda, Chief Executive Officer,
President (Principal Executive Officer) and Director

Date: December 3, 2008	/s/ Dan N. Tonissen
Dan N. Tonissen, Senior Vice President, Chief
Financial Officer, Assistant Secretary (Principal Financial and Accounting Officer) and Director

Date: December 3, 2008	/s/ Thomas C. Roberts*
Thomas C. Roberts, Director

Date: December 3, 2008	/s/ Gary Matzner*
Gary Matzner, Director

Date: December 3, 2008	/s/ Richard M. Edwards*
Richard M. Edwards, Director

Date: December 3, 2008	/s/ Richard D. Sage*
Richard D. Sage, Director

Date: December 3, 2008	/s/ William C. Love*
William C. Love, Director

*   By: Joseph L. Rotunda, Attorney-In-Fact

EXHIBIT INDEX

Exhibit	Description

2.1#	Asset Purchase Agreement by and among Pawn Plus 1, LLC, Pawn Plus 2, LLC, Pawn Plus 3, LLC, Pawn Plus 4, LLC, Pawn Plus 5, LLC, Pawn Plus 6, LLC, Pawn Plus 7, LLC, Pawn Plus 8, LLC, ASAP Pawn, LLC, Craig A McCall, Inc., The Pawn Place, Inc., Craig McCall and EZPAWN Nevada, Inc.

3.1	Conformed Amended and Restated Certificate of Incorporation of EZCORP, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-4 filed by EZCORP on September 26, 2008 (File No. 333-153703).

3.2	Bylaws of EZCORP, incorporated by reference to Exhibit 3.2 to the Registration Statement on Form S-1 effective August 23, 1991 (File No. 33-41317).

3.3	Amendment to the Bylaws, incorporated by reference to Exhibit 3.3 to EZCORP’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1994 (File No. 000-19424).

4.1	The description of EZCORP’s Common Stock and Common Stock Rights as set forth in EZCORP’s Form 8-A Registration Statement filed with the Commission on July 24, 1991, including any amendment or report filed for the purpose of updating such description.

4.2	Specimen of Class A Non-voting Common Stock certificate of the Company, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 effective August 23, 1991 (File No. 33-41317).

5.1#	Opinion of Strasburger & Price, L.L.P., as to the validity of the shares being offered.

10.1#	Consulting Agreement between EZPAWN Nevada, Inc., and Craig A. McCall dated September 25, 2008.

10.2#	Right of First Refusal Agreement between Pawn Plus 1, LLC, Pawn Plus 2, LLC, Pawn Plus 3, LLC, Pawn Plus 4, LLC, Pawn Plus 5, LLC, Pawn Plus 6, LLC, Pawn Plus 7, LLC, Pawn Plus 8, LLC, The Pawn Place, Inc., and ASAP Pawn, LLC, Craig McCall and EZPAWN Nevada, Inc., dated October 10, 2008.

10.3#	Form of Bill of Sale and Assignment.

23.1*	Consent of BDO Seidman, LLP.

23.2#	Consent of Strasburger & Price, L.L.P. (included in Exhibit 5.1).

24.1	Power of Attorney, incorporated by reference to the Registration Statement on Form S-3 filed November 14, 2008 (File # 333-155394).

*	Filed with this Form S-3.

#	Previously filed.